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811-4391

RYAN M. ORR
DIRECT DIAL: 215-864-8675
PERSONAL FAX: 215-864-9013
ORRR@BALLARDSPAHR.COM

December 15, 2003

03040825

RECD S.E.C.
DEC 16 2003
1086

PROCESSED
DEC 18 2003
THOMSON FINANCIAL

By Hand Delivery

SEC Filing Desk
Securities & Exchange Commission
450 5th Street, NW
Washington, D.C., 20549

Re: PBHG Fund (File No. 811-04391)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Pursuant to the provisions of Section 33 of the Investment Company Act of 1940 (the "1940 Act"), attached please find a copies of the complaints filed in the United States District Court for the Eastern District of Pennsylvania in the lawsuits entitled Hall v. Pilgrim Baxter & Associates, Ltd., et. al. and Bernstein v. Pilgrim Baxter & Associates, Ltd., et. al. PBHG Funds, a registered investment company, and Pilgrim Baxter & Associates, Ltd., a registered investment adviser and affiliated person of PBHG Funds, are defendants in the *Bernstein* case and were served with the complaint on December 10, 2003. Pilgrim Baxter & Associates, Ltd. is a defendant in the *Hall* case and was served with the complaint on December 10, 2003.

Also enclosed please find a copy of this letter for our records. Please date-stamp the copy and return it to me at the address listed above.

Sincerely,

Ryan M Orr

Ryan M. Orr, Esq.

RMO/o
Attachments

cc: John Zerr, Esq.

PHL_A #1826240 v2

SUMMONS IN A CIVIL ACTION

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA

CHUCK HALL and CHARLES BOLTON Derivatively on Behalf of PILGRIM BAXTER FUNDS *v.* PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHAIN TRAILS, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, and PILGRIM BAXTER FUNDS	CIVIL ACTION NO. 03-6522 TO: (NAME AND ADDRESS OF DEFENDANT) PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER 825 Duportail Road, Wayne, PA 19087

YOU ARE HEREBY SUMMONED and required to serve upon

Plaintiff's Attorney (Name and Address)

Mark C. Rifkin, Esq.
Wolf Haldenstein Adler Freeman & Herz LLP
270 Madison Avenue
New York, NY 10016

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

Michael E. Kunz, Clerk of Court	Date: November 28, 2003

(By) Deputy Clerk

Tashia C. Irving
Tashia C. Irving

UNITED STATES DISTRICT COURT

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE FOR SUMMONS

TO: (A) PILGRIM BAXTER & ASSOCIATES,

as (B) ____________________ of (C) ____________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed). A copy of the (check one)

☒ complaint; ☐ amended ☐ third-party ☐ crossclaim;
☐ counter-claim; ☐ other ____________________ is attached to this notice. It has been filed in the United States District Court for the (D) Eastern district of Pennsylvania and has been assigned docket number: (E) 03-6522.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) thirty days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States.)

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth on the reverse side (or at the foot) of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this 10th day of Dec, 2003.

Robert Alva [signature]
Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A - Name of individual defendant (or name of officer or agent of corporate defendant)
B - Title, or other relationship of individual to corporate defendant
C - Name of corporate defendant, if any
D - District
E - Docket number of action
F - Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

AO 399 (12/93)

WAIVER OF SERVICE OF SUMMONS

TO: Mark Rifkin, Daniel Krasner, Fred Isquith, Robert Abrams, Christopher Hinton, Nicholas Chimicle
270 Madison Avenue
New York, New York 10016

(NAME OF PLAINTIFF'S ATTORNEY OR UNREPRESENTED PLAINTIFF)

I acknowledge receipt of your request that I waive service of a summons in the action of

CHUCK HALL and CHARLES BOLTON

VS.

PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHIAN TRAILS, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, Defendants

(CAPTION OF ACTION)

which is case number 03-6522 in the United States District Court for the Eastern District of Pennsylvania.

I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after 10 December 2003 (DATE REQUEST WAS SENT) or within 90 days after that date if the request was sent outside the United States.

____
DATE

____
SIGNATURE

Printed/Typed Name: ______________________

As ______________ of ______________________
(TITLE) (CORPORATE DEFENDANT)

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

UNITED STATES DISTRICT COURT

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE FOR SUMMONS

TO: (A) PILGRIM BAXTER & ASSOCIATES,

as (B) ____________________ of (C) ____________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed). A copy of the (check one)

☒ complaint; ☐ amended ☐ third-party ☐ crossclaim;

☐ counter-claim; ☐ other ____________________ is attached to this notice. It has been filed in the United States District Court for the (D) Eastern district of Pennsylvania and has been assigned docket number: (E) 03-6522.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) thirty days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States.)

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth on the reverse side (or at the foot) of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this 10th day of Dec, 2003.

[signature]

Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A - Name of individual defendant (or name of officer or agent of corporate defendant)
B - Title, or other relationship of individual to corporate defendant
C - Name of corporate defendant, if any
D - District
E - Docket number of action
F - Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

AO 399 (12/93)

WAIVER OF SERVICE OF SUMMONS

TO: Mark Rifkin, Daniel Krasner, Fred Isquith, Robert Abrams, Christopher Hinton, Nicholas Chimicle
270 Madison Avenue
New York, New York 10016

(NAME OF PLAINTIFF'S ATTORNEY OR UNREPRESENTED PLAINTIFF)

I acknowledge receipt of your request that I waive service of a summons in the action of

CHUCK HALL and CHARLES BOLTON

VS.

PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHIAN TRAILS, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, Defendants

(CAPTION OF ACTION)

which is case number 03-6522 in the United States District Court for the

Eastern District of Pennsylvania.

I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after 10 December 2003 (DATE REQUEST WAS SENT) or within 90 days after that date if the request was sent outside the United States.

DATE

SIGNATURE

Printed/Typed Name: ______________________

As ______________ of ______________
(TITLE) (CORPORATE DEFENDANT)

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

CHUCK HALL and CHARLES BOLTON Derivatively on Behalf of PILGRIM BAXTER FUNDS, Plaintiffs v. PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHIAN TRAILS LP, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, Defendants and PILGRIM BAXTER FUNDS Nominal Defendant	CIVIL ACTION NO.03-6522 JURY TRIAL DEMANDED Filed Nov. 28, 2003

DERIVATIVE COMPLAINT

The plaintiffs Chuck Hall and Charles Bolton, derivatively on behalf of the Pilgrim Baxter Funds[1], hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

[1] The Pilgrim Baxter Funds include Pilgrim Baxter Select Growth Fund, Pilgrim Baxter Growth Fund, Pilgrim Baxter Technology and Communications Fund and Pilgrim Baxter Large Cap 20 Fund.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff Charles Bolton, a resident of Worcester, Pennsylvania, is a holder of shares of the Technology and Communications Fund and Select Growth Fund of the Pilgrim Baxter Funds (or "PBHG Funds").

6. Plaintiff Chuck Hall, a resident of Mt. Vernon, Indiana, is a holder of shares of the PBHG Growth Fund.

7. Defendant Pilgrim Baxter & Associates ("Pilgrim Baxter") is a Delaware corporation with its headquarters in Wayne, Pennsylvania. Pilgrim Baxter, the investment management company of PBHG Funds, was founded in 1982 by defendants Pilgrim and Baxter. In 2000, Pilgrim Baxter was purchased by London-listed Old Mutual, plc, an international financial services group based in London.

8. Defendant Gary L. Pilgrim, one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, President, Chief Investment Officer and Director of Pilgrim Baxter, and President of the PBHG Funds.

9. Defendant Harold J. Baxter, one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, CEO and Chairman of Pilgrim Baxter and Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

10. Defendant Pilgrim Baxter, together with individual defendants Pilgrim and Baxter, are sometimes referred to herein as the "Pilgrim Baxter Defendants".

11. Defendant Appalachian Trails is an Avon, Connecticut hedge fund started in 1995 by defendant Pilgrim and his wife. Pilgrim improperly permitted and encouraged Appalachian Trials to engage in times trading in PBHG Funds

12. Defendant Alan Lederfeind, head of defendant Wall Street Discount Corporation and a friend of defendant Baxter actively participated in timed trading in PBHG Funds.

13. Nominal defendant PBHG Funds, consisting of PBHG Select Growth Fund, PBHG Growth Fund, PBHG Technology and Communications Fund, and PBHG Large Cap 20 Fund, are registered under the Investment Company Act as no load, open-end management investment companies. The nominal defendant is a Delaware corporation with its principal place of business in Wayne, Pennsylvania. The Boards/Trustees of the PBHG Funds consist of the same individuals.

PRELIMINARY STATEMENT

14. This derivative action is brought to recover damages for injuries to the PBHG Funds and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds.

15. Like all other mutual funds, PBHG Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

16. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares <u>after</u> 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

17. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares.

Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

18. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

19. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

20. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are

therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

21. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

22. On November 21, 2003, the Securities and Exchange Commission ("SEC") filed accusations of fraud against Gary L. Pilgrim and Harold J. Baxter, the founders of Pilgrim Baxter and the PBHG Funds, saying the men allowed two investors to trade billions of dollars in and out of their mutual funds even as they discouraged others from such trading and acknowledged that it caused harm.

23. The trading generated millions of dollars in profit for those investors and the two founders at the expense of the funds' shareholders, according to complaints filed by the Securities and Exchange Commission and the New York attorney general, Eliot Spitzer. Though the outlines of the trading were disclosed when Mr. Pilgrim and M. Baxter stepped down from their fund posts last week, the regulators' complaints include much more serious accusations about the extent of the activity and its drain on fund shareholders.

24. The November 21, 2003 accusations come on the heels of similar revelations concerning Richard Strong, another prominent fund executive who personally traded in and out of funds managed by his firm, Strong Capital.

25. The trading in the Strong and PBHG mutual funds "is the type of behavior we find most egregious," said Mr. Spitzer, who is spearheading the widening investigation of the mutual fund industry, in an interview yesterday. "Very senior people are violating their duty to. shareholders."

26. Many people long involved with the industry said they were disturbed by accusations that such well-regarded executives saw nothing wrong with profiting at the expense of their investors. "I'm just so appalled and so disappointed that people who are so wealthy and in a fiduciary role would allow themselves to 'nickel and dime' people," said Robert Markman, a money manager who uses mutual funds.

27. Mr. Pilgrim, who became one of the best-known mutual fund managers in the 1990's, invested in a hedge fund that traded rapidly in PBHG's mutual funds from early 2000 through 2001, generating nearly $4 million in profit for him, according to the S.E.C. complaint, Mr. Pilgrim, 63, is the first mutual fund executive to be named in a suit by Mr. Spitzer.

28. Mr. Baxter, 57, allowed a brokerage firm run by a close friend to trade in and out of PBHG's funds for short-term gain and shared with that investor some information about the funds' portfolios that was not available to the public, regulators said.

29. Regulators are seeking management fees earned by the company during the period of the rapid trading, estimated to total $250 million, as well as millions of dollars of profit from improper trading.

30. "Gary Pilgrim and Harold Baxter failed to uphold their end of the bargain with the mutual fund investors who entrusted them with their hard-earned savings," Stephen M. Cutler, the director of enforcement for the SEC, said in a statement.

31. Regulators also named Pilgrim Baxter & Associates, the management company founded by the two executives, in their complaint. The two resigned on November 13, 2003 and

are no longer associated with the company or its funds, said David J. Bullock, the new chief executive, in a statement.

32. While the rapid trading in and out of the funds, known as market timing, had long been tolerated, Pilgrim Baxter purported to crack down on the practice in 1998, developing a policy which supposedly restricted such trading after fund managers complained about the disruption it caused.

33. The policy was ignored, however, said regulators, and some market timers were allowed to continue trading. Two of the favored investors had strong ties to the two fund executives, say regulators, and were among the main beneficiaries of the practice. Most of the trading occurred within the PBHG Growth Fund, PBHG's largest fund, which was managed by Mr. Pilgrim, regulators said.

34. Even Mr. Pilgrim would later say this trading hurt fund shareholders, according to the attorney general's complaint. "I think timers are a loser for our shareholders," he said in an e-mail. "I would give them the boot period." Nevertheless, in practice, Pilgrim encouraged and permitted timing trades by entities related to him personally.

35. One of the investors was Appalachian Trails, an Avon, Conn., hedge fund started in 1995 by Mr. Pilgrim, his wife, and two other people, according to the attorney general's complaint. Although the hedge fund initially promised not to trade in any of PBHG's funds, it received permission from Mr. Pilgrim and Mr. Baxter to market time the group's own funds in 2000, said the SEC, although the fund directors were not informed.

36. The trading was intense. From March 2000 through December 2001, Appalachian made more than 90 exchanges in and out of Mr. Pilgrim's growth fund, according to regulators, which directly violated the firm's policies that supposedly allowed only four exchanges a year. The total trading volume exceeded $3 billion, according to regulators.

37. While ordinary investors in Mr. Pilgrim's fund lost money, Appalachian earned $13 million from trading in the PBHG funds in this period, with $4 million of that amount going to Mr. Pilgrim, regulators said.

38. The manager of Appalachian, Michael Christiani, did not return calls or respond to an e-mail message seeking comment on November 20, 2003, according to newspaper reports.

39. Another exception was made for clients of the Wall Street Discount Corporation, a discount brokerage company in New York run by Alan Lederfeind, described in the attorney general's complaint as "a close personal friend" of Mr. Baxter. At that point, clients of Mr. Lederfeind accounted for $35 million out of $55 million in assets invested in PBHG's funds by market timers, the memo said.

40. Regulators said Mr. Baxter shared information not available to the public about the stocks held in the funds' portfolios. Mr. Baxter "deliberately and repeatedly" provided Mr. Lederfeind with a list of the securities held by PBHG, the SEC said. That helped the brokerage firm's customers to hedge their market timing trades, the complaint said.

41. Both Mr. Pilgrim and Mr. Baxter benefited from this arrangement because any assets invested in the funds would generate larger management fees, which they shared, regulators said. Mr. Lederfeind introduced at least one of his customers to Mr. Baxter, and suggested he invest in a fund being started by PBHG, the attorney general said.

42. By summer 2001, the company apparently stepped up its efforts to stop rapid trading in PBHG's funds. Mr. Pilgrim and Mr. Baxter, however, "specifically exempted" the two clients, according to the SEC, although trading by the two customers stopped by the end of 2001. The next year, Appalachian lost nearly 21 percent, according to the U.S. Offshore Funds Directory.

43. The initial reports about Mr. Pilgrim's involvement in the hedge fund were made public only after Pilgrim Baxter received inquiries from regulators as part of the wider inquiry that began in recent months.

44. "What this says is they did not perceive it to be a problem or they didn't think they would get caught," said A. Michael Lipper, who has long been involved with tracking funds.

45. The profits from the hedge fund would have clearly come at the expense of the mutual funds, said Don Phillips, an executive with Morningstar, the mutual fund research group. "You must know there's a potential detriment to other shareholders," he said. "At heart they didn't see it as inappropriate behavior."

46. Some of the motivation was the management fees these arrangements generated, particularly since in return for allowing the rapid trading, some customers may have promised to never move long-term money or "sticky assets". The fund company's parent, United Assets Management, was also sold during this time and could have received a higher price because of their additional assets.

47. Typically a single management company sets up a number of mutual funds to form a family. For example, Pilgrim Baxter is the manager for the PBHG Mutual Funds, including Select Growth, Growth Fund, Technology and Communications and Large Cap 20. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

48. At all relevant times, Pilgrim Baxter managed the PBHG Mutual Funds and controlled and was responsible for the day-to-day operation of the PBHG Funds.

49. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Pilgrim Baxter, have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

50. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

DEMAND EXCUSED ALLEGATIONS

51. The plaintiffs have not made demand upon the trustees of the PBHG Funds to bring an action against Pilgrim Baxter and any other culpable parties to remedy such wrongdoing.

52. Demand upon the trustees is excused because no such demand is required for the plaintiffs to assert a federal claim under Section 36(b) of the Investment Company Act, 15

U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Pilgrim.

53. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

54. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Pilgrim Baxter and its directors and officers, who manage and control the day-to-day affairs of the PBHG Funds. Defendant Pilgrim was, until November 13, 2003, the President of PBHG Funds. Defendant Baxter was, until November 13, 2003, Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

55. Demand upon the trustees is also excused because the trustees of the PBHG Funds are all hand-picked by Pilgrim Baxter management, and thus owe their positions as well as their loyalties solely to Pilgrim Baxter management and lack sufficient independence to exercise business judgment. Because the trustees oversee all of the PBHG Mutual Funds, the trustees derive substantial revenue and other benefits for their services.

56. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time. Consequently, Pilgrim Baxter already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the PBHG Mutual Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act
(Against the Pilgrim Baxter Defendants)

57. Plaintiffs incorporate by reference all paragraphs above as if set forth herein at length.

58. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

59. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

60. Under the Investment Company Act, each of the Pilgrim Baxter defendants owed to the PBHG Mutual Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the PBHG Mutual Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

61. As alleged above, each Pilgrim Baxter defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the PBHG Funds or their shareholders.

62. By agreeing and/or conspiring with defendants Appalachian Trials, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trials, Alan Lederfeind and Wall Street Discount Corporation to time the PBHG Funds, the Pilgrim

Baxter defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the PBHG Mutual Funds and their shareholders.

63. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

64. As a direct and proximate result of the Pilgrim Baxter defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Mutual Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

COUNT II

Common Law Breach Of Fiduciary Duty
(Against the Pilgrim Baxter Defendants)

65. Plaintiffs incorporate by reference all paragraphs above as if set forth herein at length.

66. Each of the defendants owed to the PBHG Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, defendants owed a duty to the PBHG Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

67. To discharge those duties, the defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the PBHG Funds.

68. As alleged above, each defendant breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

69. As alleged above, each defendant also breached his or its fiduciary duty to preserve and not to waste the assets of the Baxter Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

70. Defendants Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation, with full knowledge of the Pilgrim Baxter defendants' fiduciary duty to the PBHG Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the PBHG, conspired with and induced the Pilgrim Baxter defendants to participate in the timing scheme alleged herein and to breach their fiduciary duties to the PBHG Funds' shareholders by doing so.

71. By agreeing and/or conspiring with Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to engage in timing, the Pilgrim Baxter defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the PBHG Funds and its shareholders.

72. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

WHEREFORE, plaintiffs demand judgment against the Pilgrim Baxter defendants jointly, severally, or individually, as follows:

A. removing the current trustees of the PBHG Funds and replacing them with independent trustees;

B. awarding damages to the PBHG Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

C. awarding plaintiffs their reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

D. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: Philadelphia, Pennsylvania
November 25, 2003

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: [signature]
Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin (MR 0904)
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600 (t)
(212) 545-4653 (f)

CHIMICLES & TIKELLIS
Nicholas E. Chimicles
Denise Davis Schwartzman
One Haverford Center
361 West Lancaster Avenue
Haverford, PA 19041
(610) 642-8500 (t)
(610) 649-3633 (f)

ATTORNEYS FOR PLAINTIFFS

SUMMONS IN A CIVIL ACTION

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA

STANLEY D. BERNSTEIN PROFIT SHARING KEOUGH FOR THE BENEFIT OF STANLEY BERNSTEIN, Individually and On Behalf of All Others Similarly Situated

v.

PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND

CIVIL ACTION NO. 03-6441

TO: (NAME AND ADDRESS OF DEFENDANT)

Pilgrim Baxter & Associates, Ltd.
1400 Liberty Ridge Drive
Wayne, PA 19087

YOU ARE HEREBY SUMMONED and required to serve upon

Plaintiff's Attorney (Name and Address)

Richard A. Maniskas, Esq.
Schiffrin & Barroway, LLP
Three Bala Plaza East Suite 400
Bala Cynwyd, PA 19004

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

Michael E. Kunz, Clerk of Court

Date: November 25, 2003

(By) Deputy Clerk

Tashia C. Irving
Tashia C. Irving

United States District Court
Eastern District Of Pennsylvania
United States Courthouse
Independence Mall West
601 Market Street
Philadelphia, PA 19106-1797

Chambers of
James T. Giles
Chief Judge

Michael E. Kunz
Clerk of Court

Clerk's Office
Room 2609
Telephone
(215)597-7704

NOTICE OF RIGHT TO CONSENT TO EXERCISE OF JURISDICTION BY A UNITED STATES MAGISTRATE JUDGE

The district judges of this Court have found that the United States magistrate judges are experienced judicial officers who have regularly handled the disposition of hundreds of civil cases through motions and trials and are fully qualified to try any civil cases arising before this Court.

In accordance with the provisions of 28 U.S.C. §636(c), you are hereby notified that pursuant to Local Rules 72.1(h), the United States magistrate judges of this district, in addition to their other duties, may, upon the consent of all the parties in a civil case, conduct any or all proceedings in a civil case, including a jury or non-jury trial, and order the entry of a final judgement. Appropriate consent forms for this purpose are available from the clerk of court.

Your decision to consent, or not to consent, to the referral of your case to a United States magistrate judge for disposition is entirely voluntary and should be communicated solely to the clerk of the district court. Only if all the parties in the case consent to the reference to a magistrate judge will either the judge or magistrate judge be informed of your decision. **If you decide to consent, your case will receive a date certain for trial.**

No action eligible for arbitration will be referred by consent of the parties until the arbitration has been concluded and trail *de novo* demanded pursuant to Local Rules 53.2 , Paragraph 7. The Court may, for good cause shown, or on its own motion, or under extraordinary circumstances shown by any party, vacate a reference of a civil matter to a magistrate judge.

When a case is referred to a magistrate judge for all further proceedings, including the entry of final judgement, the final judgement shall be appealed directly to the Court of Appeals for the Third Circuit in the same manner as an appeal from any other judgement of a district court.

Nothing herein shall be construed to be a limitation of any party's right to seek review by the Supreme Court of the United States.

JAMES T. GILES
CHIEF JUDGE

MICHAEL E. KUNZ
CLERK OF COURT

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

STANLEY D. BERNSTEIN PROFIT SHARING KEOUGH FOR THE BENEFIT OF STANLEY BERNSTEIN, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** 03-6441 CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**

Plaintiff, Stanley D. Bernstein Profit Sharing Keough For The Benefit of Stanley Bernstein ("Plaintiff"), by its attorneys, as and for its complaint, alleges the following upon personal knowledge as to itself and its acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the defendant mutual funds and its advisors to the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Section 34(b) of the Investment Company Act of 1940, [15 U.S.C. § 80a-33(b)].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1337 and 1367 and Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43].

4. Venue is proper in this District pursuant to Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43], and 28 U.S.C. § 1391(b). Many of the acts charged herein, including the preparation and dissemination of material false and misleading information, occurred in substantial part in this District and Pilgrim Baxter conducts business in this District.

5. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

6. Plaintiff held and sold shares of the Pilgrim Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value

Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principal place of business located 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal

representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited

partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or

she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall

performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more

assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

<u>THE SCHEME AT PILGRIM BAXTER</u>

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General

("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements

intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds.

FIRST CAUSE OF ACTION
(For Violations of Section 34 of the Investment Company Act)

43. Plaintiff repeats and realleges all of the paragraphs set forth above.

44. Through the course of conduct alleged herein, defendants have made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading in violation of Section 34 of the Investment Company Act, [15 U.S.C. § 80a-33(b)].

45. As a direct and proximate result of defendants' wrongful conduct alleged herein, plaintiff and the other members of the Class have suffered damages.

SECOND CAUSE OF ACTION
(For Breach of Fiduciary Duty)

46. Plaintiff repeats and realleges all of the paragraphs set forth above.

47. By engaging in the wrongdoing alleged herein, defendants have breached and are breaching their fiduciary duties owed to plaintiff and the other members of the Class.

48. Plaintiff and the Class have been specifically injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing and late trading. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders. Defendants acted in bad-faith in connection with the wrongful conduct complained of in this complaint.

49. Additionally, defendants have breached their duty of candor owed to plaintiff and the Class.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

(a) Declaring this action to be a class action and certifying plaintiff as a class representative and plaintiff's counsel as class counsel;

(b) Enjoining, preliminarily and permanently, the transactions complained of herein;

(c) Directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

(e) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: November 25, 2003

Respectfully submitted,

SCHIFFRIN & BARROWAY, LLP

By: ______________________
Marc A. Topaz, Esquire (# 63782)
Richard A. Maniskas, Esquire (# 85942)
Three Bala Plaza East Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman (SR-7957)
David A. Rosenfeld (DR-7564)
Mario Alba Jr. (MA-7240)
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff